

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Arie Trabelsi
Acting Chief Financial Officer
SuperCom Ltd.
3 Rothschild Street
Tel Aviv 6688106, Israel

> **Re: SuperCom Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Filed April 22, 2024**
> **File No. 001-33668**

Dear Arie Trabelsi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023

Item 18. Financial Statements, page 71

1. We note you present only two years of audited financial statements. Please amend your filing to include financial statements for the year ended December 31, 2021 audited by a firm currently registered with the Public Company Accounting Oversight Board ("PCAOB"). Since the PCAOB revoked the registration of Halperin Ilanit CPA on March 19, 2024, you must retain a firm that is currently registered with the PCAOB to re-audit the required fiscal year 2021 financial statements. Refer to Item 8.A.2 of Form 20-F and the related Instructions.

Exhibits 13.1 and 13.2 Certifications, page X-13

2. We note the certifications of your Chief Executive and Financial Officers reference the Form 20-F for the period ended December 31, 2022. Please revise future filings to refer to the appropriate periodic report.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing